CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83

November 10, 2016

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Boston Scientific Corporation
Form 8-K dated July 28, 2016
Filed July 28, 2016
File No. 001-11083

Dear Mr. James:

The following responses are related to the comment letter, dated October 31, 2016, to Boston Scientific Corporation, a Delaware corporation (the “Company,” “we” or “us”), from the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Company’s Form 8-K dated July 28, 2016. For your convenience, the Staff’s comments are reproduced in italicized type and are followed by the Company’s response.

1.
While we see from your response that you indicate each restructuring plan is a result of unique business circumstances and contains targeted initiatives approved by your Board of Directors over a defined timeframe, it does not appear to address the nature and recurrence of the charges. We note from your disclosures that the 2014 Plan was intended to build on the progress you made to address financial pressures in a changing global marketplace, further strengthen the company’s operational effectiveness and efficiency, support new growth investments and build on your PNO strategy. Similarly, we note your disclosure that the 2016 restructuring plan is intended to develop global commercialization, technology and manufacturing capabilities in key growth markets, also build on your PNO strategy which is intended to simplify its manufacturing plant structure by transferring certain production lines among facilities, and expand operational efficiencies in support of your operating income margin goals. Please tell us how these seemingly important initiatives are incremental to your core activities.

Response: We confirm for the Staff that each restructuring plan is a result of specific business circumstances and contains targeted initiatives approved by our Board of Directors over a defined timeframe. As part of the approval process for these plans, there is an executive steering committee that reviews and evaluates each restructuring plan over a period of multiple months. We then review

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CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83

with our Board of Directors the proposed plan, the business rationale for the plan for which we are requesting approval, and the anticipated costs and savings for the recommended plan. In addition, initiatives within each plan begin only after approval by the Board of Directors and must be completed within the specified timeframe, which is typically no more than two years.

We believe our restructuring plans are fundamentally different from our ongoing, core cost reduction initiatives. For example, we routinely incur costs associated with our value improvement projects aimed to reduce standard product costs and facilitate other lean business practices. Such costs are captured within various lines of our income statement and are not excluded in our non-GAAP measures of earnings. We consider these projects to be routine in nature and part of our ongoing operations. Examples include reconfiguring manufacturing plants to create capacity, redesigning products for raw materials optimization, negotiating supply contracts and pricing for production materials, reducing production time and scrap product levels, streamlining and automating processes, changing suppliers or service providers, reducing processing time and transaction costs and other projects to reduce or eliminate waste. These projects are generally approved by local management as part of their normal review processes and are funded through local operating budgets.

Our 2014 Restructuring Plan and 2016 Restructuring Plan each consist of distinct initiatives that are of a different nature than the ongoing processes described above in terms of, among other things, frequency with which each action is performed, the required planning, resourcing, cost, and timing associated with the initiatives under our restructuring plans. Examples of such initiatives include the movement of business activities to lower cost jurisdictions, facility consolidations and closures, and the transfer of product lines between manufacturing facilities, which, due to the highly regulated nature of our industry, requires a significant investment in time and costs to create duplicate manufacturing lines, run product validations, and seek regulatory approvals. These plans also frequently require the hiring, reduction in force, relocation and training of large groups of employees. For these reasons, restructuring initiatives generally take approximately two years to complete and have a distinct project timeline that begins subsequent to approval by our Board of Directors. In contrast to our ongoing cost reduction initiatives, restructuring initiatives typically result in duplicative costs and exits costs over this period of time, are one-time shut downs or transfers, and are not considered part of our core, ongoing operations. Below are some additional details relating to these restructuring initiatives:

2014 Restructuring Plan:

•
Plant Network Optimization (PNO) initiatives to consolidate two neighboring facilities in Northern California by combining the manufacturing within other facilities in our network. Specifically, we closed our Fremont, California facility and product manufacturing was transferred to our Coyol, Costa Rica facility (for single use devices) or to our San Jose, California facility (for capital equipment). Further, we moved manufacturing of certain single use devices from our San Jose, California facility to our Heredia, Costa Rica facility.

•
Reorganization of our Electrophysiology (EP) business and Cardiac Rhythm Management (CRM) business into a Rhythm Management segment, which resulted in integrated leadership, shared resources and consolidation of certain sites. Specifically, we closed facilities in Burlington and Lowell, Massachusetts that were obtained as part of our

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CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83

acquisitions of the electrophysiology business of C.R. Bard Inc. and Rhythmia Medical, Inc. In addition, we relocated the remaining EP manufacturing operations, which we integrated into certain of our Minnesota and Costa Rica sites.

•
Business model changes within our European and AMEA (Asia-Pacific, Middle East and Africa) geographies to react to the changing global marketplace. These business model changes were designed to transform the way in which we market, sell and distribute our products in these regions. For example, we terminated key distributor relationships in Japan, Italy, Ireland and the Nordic Region in order to pursue a direct sales model. Further, we changed the structure of our sales force and management teams in Spain, Germany, and the United Kingdom, and terminated [CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83] employees as part of the business model change.

2016 Restructuring Plan:
[CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83]

Because these restructuring plans are incremental to the core activities that arise in the ordinary course of our business, management excludes the charges associated with these plans when evaluating the operation of our business, analyzing the underlying trends of our business, and assessing our performance relative to our competitors. We discuss with our Board of Directors our operations excluding these plans, and separately provide updates to the Board of Directors regarding the status of these plans against their defined timelines and budgets that have been previously approved. In addition, we note that our debt agreements also exclude up to $620 million in restructuring charges and restructuring-related expenses related to our restructuring plans from the calculation of consolidated EBITDA when we determine compliance with our financial covenants.
For the reasons enumerated above, we believe the activities underlying our restructuring plans are distinct from and incremental to our core business activities and, as such, the charges related to such restructuring plans are appropriately excluded from our non-GAAP measures.
We propose including expanded disclosure in future Earning Releases filed on Form 8-K to incorporate language from our Form 10-Q to provide clarity to investors on the nature of our restructuring and restructuring-related charges and that the charges represent discrete activities that are incremental to our core activities.

2.
Your response indicates that you exclude litigation charges that are unique and exceed your materiality threshold and that you do not exclude charges that result from your operations and are below your materiality threshold. Please explain to us in greater detail how you determine what is and is not excluded from your non-GAAP measures. Explain what you mean by “unique” versus “result from our operations” and describe to us your materiality threshold. Also, please describe to us the specific litigation charges excluded in each of the three years ended December 31, 2015 and explain how they comply with your non-GAAP

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CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83

policy. As part of your response, please address the fact that you have excluded the entire “litigation-related charges” line item from your non-GAAP measures.

Response: We confirm for the Staff that, in the normal course of business, we are involved in various legal and regulatory proceedings, including matters involving intellectual property and breach of contract, securities litigation, product liability suits and employment-related litigation. In addition, we are also the subject of certain governmental investigations and inquiries. Costs associated with the vast majority of these matters are not excluded from our non-GAAP measures of earnings. We exclude litigation charges and/or credits related to unusual or infrequent and significant litigation matters in accordance with our non-GAAP practice, which considers both the quantitative and qualitative nature of the charges and/or credits. We consider qualitative factors, including the number of matters excluded from our non-GAAP measures relative to the total number of outstanding matters, whether similar types of litigation matters or matters with similar fact patterns are regularly excluded from our non-GAAP measures and whether similar types of litigation are expected to recur in the foreseeable future. In addition, [CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83]. As a result of these assessments, we believe that the litigation matters that we have excluded from our non-GAAP measures are unusual or infrequent and significant and are distinct from the matters arising in the ordinary course of our business that we do not exclude from our non-GAAP measures.

When we incur charges and/or credits related to an unusual or infrequent and significant litigation matter, we report the charges and/or credits in that quarter and any additional charges and/or credits in future quarters on the “Litigation-related charges” line of our consolidated statements of operations. Charges and/or credits and costs of defense on all other litigation matters that we do not deem to be unusual or infrequent and significant, as well as all internal legal costs, are recorded within the “Selling, general and administrative expenses” line of our consolidated statements of operations and are not excluded from our non-GAAP measures of earnings. We believe this presentation provides the users of our financial statements a better understanding of the financial impact of our unusual or infrequent and significant litigation matters.

During the three years ended December 31, 2015, and through the nine month period ended September 30, 2016, charges related to four discrete litigation matters have met our criteria for unusual or infrequent and significant and were reported as a “Litigation-related charge” and excluded from our non-GAAP measures of earnings, each of which are discussed in detail in our “Commitments and Contingencies” footnote to our consolidated financial statements. The matters are:

•
Product liability related litigation associated with transvaginal surgical mesh. This matter represents a consolidation of over 40,000 cases and claims that have been brought against us. Many have been consolidated in a Multi-District Litigation, or consolidated actions in Massachusetts and California. [CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83].

•
The litigation between our subsidiary, Guidant Corporation, and Johnson & Johnson (J&J) related to a breach of contract claim that arose from the purchase of Guidant Corporation in 2006 for $22 billion, net of cash acquired. J&J alleged breach and sought $7 billion in

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CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83

damages. An agreement to settle the matter was reached in February 2015, pursuant to which we paid J&J $600 million. We recorded over $600 million in litigation-related charges associated with this matter, including charges in 2014.

•
The litigation between Mirowski Family Ventures LLC and us involving claims for actions from 2002 to 2006 related to Guidant Corporation. We acquired Guidant Corporation on April 21, 2006. The matter involved a royalty dispute as well as a dispute over a settlement with St. Jude Medical, Inc. In July 2016, we paid $366 million in satisfaction of the judgment that was made by a jury on this matter. We recorded over $300 million in litigation-related charges associated with this matter, including charges in 2015 and 2016.

•
The litigation between OrbusNeich Medical, Inc. and us related to a patent infringement matter in both the US and Germany. In September 2013, we entered into a settlement agreement resolving the matter. While we determined that the nature of this case was unusual or infrequent and significant based on the qualitative and quantitative measures underlying our non-GAAP policy, we are unable to disclose the terms of the settlement and any related charges, due to the confidentiality provisions included as part of the settlement.

Each of these matters represents a discrete litigation matter that is qualitatively unique from the others and from the litigation that arises in the ordinary course of our business and exceeded our quantitative threshold.

In addition, during the three years ended December 31, 2015, we recorded credits of approximately $40 million in the litigation-related charges line, and excluded these credits from our measures of non-GAAP earnings. These credits related to changes in estimates, and the related accruals, for two matters that arose prior to 2013. The initial accruals for these two matters were excluded from our non-GAAP measures of earnings, therefore the credits related to the change in estimate were excluded as well.

To clarify our practice for investors, in our 2016 Form 10-K filing, we will provide the following additional disclosure within our Significant Accounting Policies footnote as a part of our Legal and Product Liability Costs policy:

We record certain legal and product liability charges, credits and costs of defense, which we consider to be unusual or infrequent and significant as litigation-related charges within our consolidated statements of operations; all other legal and product liability charges, credits and costs are recorded within selling, general and administrative expenses.

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CONFIDENTIAL TREATMENT REQUESTED BY BOSTON SCIENTIFIC CORPORATION PURSUANT TO RULE 83

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (508) 683-4466

Sincerely,

/s/ Daniel J. Brennan
Daniel J. Brennan
Executive Vice President and Chief Financial Officer

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